Mail Stop 4561


								June 6, 2007






Mr. Kenneth L. Barber
Metro Bancshares, Inc.
2678 Hickory Level Road
Villa Rica, Georgia 30180


Re: 	Metro Bancshares, Inc.
      Registration Statement on Form SB-2
      File No. 333-142817
      Filed May 10, 2007


Dear Mr. Barber:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General

1. Please note the updating requirements of Item 310(b) of Regulation
S-B. Additionally, please also include an updated consent of your independent accountants in your next amendment.

Cover Page of Prospectus

2. Please revise the first paragraph to disclose that the minimum number of shares that an investor may purchase is 2,500 shares and that you reserve the right to waive this requirement.

3. Please revise the second paragraph as follows:
* reconcile your statement that the organizers "intend to subscribe for an aggregate of up to 1,045,000 shares" with your statement on page 10 that "the organizers may purchase additional shares in this offering, including up to 100% of the offering;" and
* disclose the exercise price of the warrants.

4. Please indicate that all shares purchased by the organizers will be purchased for investment purposes.


Summary, page 1

5. Please revise the preamble and the substance of this section to "provide a brief overview of the key aspects of the offering" as required by Instruction 503(a) of Regulation S-B.


Competition, page 1

6. Please revise this section as follows:
* define your "market area;"
* explain what you mean by "repricing of products and services;"
and
* explain how your "management experience...will attract customers" given the fact that only one of your directors has bank management experience.


Products and Services, page 2

7. Please revise the first paragraph to
* distinguish between those products and services that you will offer on the first day that you open for business, those that you will offer in the following twelve months and those that you will offer in the foreseeable future; and
* disclose the extent to which your ability to offer any of these products and services is dependent upon attracting more capital.


Ownership by Management, page 3

8. Please revise this section as follows:
* disclose the maximum number and percentage of shares that will be beneficially owned by directors and officers assuming they purchase all the shares they intend to purchase in the offering, all shares pursuant to the warrants and all shares pursuant to stock options;
* provide the percentage beneficially owned for both the minimum and maximum number of shares being sold in the offering;
* discuss the fact that they may purchase more than 1,045,000 shares;
and
* disclose the terms of the warrants including the exercise price.


Risk Factors, page 5
9. Please revise each risk factor to "provide the information investors need to assess the magnitude of the risk." We refer you to
Staff Legal Bulletin No.7 (sample comments 34 and 38). In some cases, the consequence of a risk materializing may be that your business fails.

10. We note your intention to grant options and warrants to certain organizers and employees which could dilute a prospective investor`s ownership percentage. Please enhance the current disclosures by explaining how you would plan to account for these options and warrants on the date the bank opens for business "day one" and for subsequent reporting periods.



Risks Relating to our Business

11. Please add a risk factor addressing the risk of your dependence on one person, Mr. Barber, your sole officer, for all banking expertise.

12. Please add a risk factor addressing the risk that you may not be able to establish a new bank because you have no customers, you are competing with many established local, regional, national and international banks, you will have start up expenses and challenges and you may not be able to attract sufficient customers to support a new bank.


The Organizers as a group..., page 7

13. Please revise as follows:
* disclose that the organizers may purchase additional shares in this offering, including up to 100% of the offering; and
* disclose the percentage of shares they will own assuming they purchase the all of the 1,045,000 shares and including the warrants and stock options you plan to give the organizers and executive officers.


We intend to grant warrants..., page 8

14. Please revise the last two sentences to provide the data for both the minimum and maximum number of shares in the offering and to include the stock options.


Purchases by our Organizers, page 11

15. Please revise this section as follows:
* clarify, in the first paragraph, that the organizers have not made a binding commitment to buy any shares and that they intend to purchase between one and 1,045,000 shares;
* revise the third paragraph to include a discussion of the stock options you intend to grant to organizers;
* revise the third paragraph to discuss who has the authority to change the terms of the warrants; and
* revise the last sentence to include stock options and to note the possibility that the percentage of shares beneficially owned by the organizers may be higher if the organizers purchase more than the 1,045,000 shares.


Use of Proceeds, page 13

16. Please revise this section as follows:
* disclose, in the first sentence, the amount of the proceeds that will be used to acquire all of the stock of Metro Bank;
* disclose, in the first paragraph, the amount of expenses incurred your organization and organization of Metro Bank and identify the amount to be paid to organizers;
* disclose the amount of proceeds to be used to repay the line of credit; and
* disclose, in the third paragraph, the "portion" of the proceeds that you will retain.


Capitalization, page 14

17. We note that your "as adjusted" accumulated deficit during development stage has increased from $143,492 to $470,113. You also disclose in footnote 3 that this increase is due to estimated pre-opening and organization expenses, which includes legal, accounting, salaries and other expenses. Please revise your filing to quantify these costs by expense type and also to provide a concise explanation as to why your expenses will materially increase as a result of the proposed sale of your shares.


Management`s Discussion and Analysis or Plan of Operation, page 16

18. Please revise this section as follows:
* revise the caption and the substance of this section to comply with
Item 303 (a) of Regulation S-B;
* provide more detail regarding your statement, in the third paragraph, that you have identified all material expenditures for the next twelve months; and
* explain the basis for your statement, in the third paragraph, that the minimum net proceeds of $21 million "will be adequate capital to support the growth of both Metro Bancshares and Metro Bank for their first five years of operation."


Market Area and Competition, page 19

19. Please revise to provide more detail as to how you will compete with established national and international financial institutions including, but not limited to, the following::
* provide more detail regarding your characterization, on page 19, of competition as "intense;"
* discuss how your ability to compete will be affected by the regulatory limits on lending that will be imposed on you; and
* disclose the basis for your claim that your competitors do not offer personalized service.


Security Ownership, page 31

20. Please revise as follows:
* include the stock options; and
* disclose that the organizers have indicated that they may purchase more shares in the offering.









      * * * * * * * * * * * * *







      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact John A. Spitz at (202) 551-3484 or John P. Nolan, Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202) 551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Robert C. Schwartz, Esquire
      Smith, Gambrell & Russell LLP
      Suite 3100, Promenade II
      1230 Peachtree Street, N.E.
      Atlanta, Georgia 30309




Mr. Kenneth L. Barber
Metro Bancshares, Inc.
June 6, 2007
Page 1